                                     Filed Pursuant to Rule 424(b)(5) and 424(c)
                                     Registration Statement No. 333-75633


THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE WILL DELIVER TO PURCHASERS OF THESE SECURITIES A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. WE ARE NOT USING THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION. DATED APRIL 29, 1999.

            Prospectus Supplement to Prospectus dated April 9, 1999.

                               10,000,000 Shares
                           [APACHE CORPORATION LOGO]

                                  Common Stock

                           -------------------------

     Apache common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "APA". The last reported sale price of Apache common stock on the New York Stock Exchange Composite Transactions Reporting System on April 27, 1999 was $26.875 per share.

     Consider carefully the risk factors beginning on page S-8 of this prospectus supplement.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share    Total
                                                              ---------   --------
Initial price to public.....................................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Apache........................  $           $

     The underwriter may, under certain circumstances, purchase up to an additional 1,500,000 shares from Apache at the initial price to public less the underwriting discount.

                           -------------------------

     The underwriter expects to deliver the shares against payment in New York,
New York on May   , 1999.

                              GOLDMAN, SACHS & CO.

                           -------------------------

                   Prospectus Supplement dated May   , 1999.

                                     [MAP]


Percentages are calculated by combining Apache's December 31, 1998 proved reserves with the proved reserves attributable to the offshore Gulf of Mexico properties anticipated to be acquired in the pending Shell transaction as of March 1, 1999.

Apache also has active exploration programs in Poland and offshore China.

                               OIL AND GAS TERMS

When describing natural gas:         Mcf           =    thousand cubic feet
                                     MMcf          =    million cubic feet
                                     Bcf           =    billion cubic feet
When describing oil:                 bbl           =    barrel
                                     Mbbls         =    thousand barrels
                                     MMbbls        =    million barrels
When comparing natural gas to oil:   6 Mcf of gas  =    1 bbl of oil equivalent
                                     boe           =    barrel of oil equivalent
                                     Mboe          =    thousand barrels of oil equivalent
                                     MMboe         =    million barrels of oil equivalent

                               PROSPECTUS SUMMARY

     This summary highlights selected information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. However, it does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include information about this offering, our business and our financial and operating data. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision.

     In this prospectus supplement and the accompanying prospectus, we refer to Apache Corporation and its subsidiaries as "we", "our" or "Apache" unless the context clearly indicates otherwise.

                                  ABOUT APACHE

     Apache Corporation is a Delaware corporation formed in 1954. We are an independent energy company that explores for, acquires and develops oil and gas reserves and produces natural gas, crude oil, condensate and natural gas liquids.

     In North America, our exploration and production interests are focused on the Gulf of Mexico, the Anadarko Basin, the Permian Basin, the Gulf Coast and the Western Sedimentary Basin of Canada. Outside North America, we have exploration and production interests offshore Western Australia, in Egypt and offshore the Ivory Coast, and exploration interests in Poland and offshore The People's Republic of China.

     In 1998, we achieved our 21st consecutive year of production growth and our 11th consecutive year of oil and gas reserves growth. Our 1998 average daily production was:

- 75.8 Mbbls of crude oil, condensate and natural gas liquids; and
- 590 MMcf of natural gas.

     As of December 31, 1998, our worldwide proved reserves totaled 613 MMboe, including:

- 251 MMbbls of crude oil, condensate and natural gas liquids; and
- 2,172 Bcf of natural gas.

                                    STRATEGY

     Our strategy is to increase oil and gas reserves, production, cash flow and earnings through a balanced growth program that involves:

- exploiting our existing asset base;
- acquiring properties to which we can add incremental value; and
- investing in high-potential exploration prospects.

     EXPLOITING EXISTING ASSET BASE. We seek to maximize the value of our existing asset base by reducing operating costs per unit and increasing the amount of recoverable reserves. In order to achieve these objectives, we rigorously examine operations to cut costs, identify production enhancement initiatives such as workovers and recompletions, and divest marginal and non-strategic properties.

     ACQUIRING PROPERTIES TO WHICH WE CAN ADD INCREMENTAL VALUE. We seek to purchase reserves at attractive prices by generally avoiding auction processes where we are competing against other buyers. Our aim is to follow each acquisition with a cycle of reserve enhancement, property consolidation and cash flow acceleration, facilitating asset growth and debt reduction.

     INVESTING IN HIGH-POTENTIAL EXPLORATION PROSPECTS. We seek to concentrate our exploratory investments in a select number of international areas and to become the dominant operator in those regions. We believe that these investments, although higher-risk, offer the potential for significant reserve additions. Our international investments and exploration activities are a significant component of our long-term growth strategy. They complement our North American operations, which are more development oriented.

     A critical component in implementing our three-pronged growth strategy is maintenance of significant financial flexibility. We are committed to preserving a strong balance sheet and credit position that gives us the foundation required to pursue our growth initiatives.

                              RECENT DEVELOPMENTS

     On April 29, 1999, we signed an agreement with Shell Offshore Inc. and affiliated Shell entities to purchase Shell's interest in 22 producing fields and 16 undeveloped blocks in the Gulf of Mexico. We will operate 18 of the 22 producing fields and will also acquire related production assets and proprietary 3-D seismic data covering over 1,000 blocks in the Gulf of Mexico.

     The purchase agreement will be effective as of March 1, 1999. The purchase price, subject to reduction for production since March 1, 1999 and other adjustments, will be $715 million in cash and 1 million shares of Apache common stock. Shell has agreed not to sell the shares until 90 days after signing of the purchase agreement, or earlier depending upon future circumstances.

     The Shell fields complement our extensive existing offshore Gulf of Mexico production and reserves. The working interests we will acquire from Shell typically exceed 80%. In 32 of the 58 blocks comprising the 22 producing fields, and in all 16 of the undeveloped blocks, we will acquire 100% working interests.

     We estimate that the properties we will acquire in the Shell acquisition had proved reserves as of March 1, 1999 of:

- 69.3 MMbbls of crude oil; and
- 348 Bcf of natural gas.

     Using the conventional equivalence of one barrel of oil to six Mcf of gas, these estimated reserves totaled 127.3 MMboe and were approximately 54% oil and 46% gas. Average daily production from these properties during February 1999 was:

- 24.9 Mbbls of crude oil and natural gas liquids; and
- 125 MMcf of natural gas.

     Multiple pay horizons contribute to the long life of the Shell fields as compared to many other offshore Gulf of Mexico properties. At March 1, 1999, the reserve life of the Shell properties -- total proved reserves divided by prior 12 months' production -- was more than 7 years. These proved reserves were:
- 85% proved developed; and
- 15% proved undeveloped.

     The Shell transaction has been approved by the boards of directors of Apache and Shell and is not subject to financing. We expect that the only remaining conditions under the purchase agreement -- U.S. regulatory approval under the Hart-Scott-Rodino Act and completion of mutually agreeable schedules, exhibits and arrangements with Shell for shared use of two offshore production platforms located in one of the acquired fields -- will be satisfied and that the acquisition will be completed in May 1999. However, we cannot be sure that the transaction will be completed as expected until it is actually consummated. The $715 million cash portion of the purchase price assumes that the other owners of working interests in the Shell properties will not exercise any of their preferential rights to purchase portions of the interests we have agreed to acquire from Shell.

                                  THE OFFERING

     The common stock information set out in this paragraph assumes the issuance of 1 million shares to Shell, as described above under "Recent Developments", and assumes that Goldman, Sachs & Co. does not exercise the option granted by Apache to purchase additional shares of common stock in connection with the offering, as discussed below under "Underwriting".

- Shares offered by Apache............................................10,000,000
-Approximate number of shares
  outstanding after this offering
  and the Shell transaction..........................................108,820,667
- New York Stock Exchange symbol.............................................APA
-Use of proceeds .. Added to working capital and used for general corporate purposes. In particular, we expect to use the net proceeds from this offering and the concurrent ACES offering described below, together with funds available under money market lines of credit and commercial paper facilities, to fund the cash portion of the purchase price in the pending Shell acquisition discussed above under "Recent Developments".

                              CONCURRENT OFFERING

     We are concurrently offering, in a separate public offering pursuant to a separate prospectus, 5,000,000 depositary shares representing Automatically Convertible Equity Securities, Conversion Preferred Stock, Series C, which we will refer to in this prospectus supplement as "ACES". This offering of common stock and the concurrent ACES offering are not conditioned upon each other. This prospectus supplement relates only to the offering of common stock and not to the ACES offering.

                      SUMMARY FINANCIAL AND OPERATING DATA

     We have provided in the tables below our selected financial and operating data. The financial information for each of the years in the five-year period ended December 31, 1998 has been derived from our audited financial statements. The financial information for the three-month periods ended March 31, 1998 and 1999 has been derived from our unaudited financial statements. Our previously reported data for 1994 has been restated to reflect the merger with DEKALB Energy Company in May 1995 under the pooling of interests method of accounting. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                YEAR ENDED DECEMBER 31,
                             --------------------------------------------------------------
                                1994       1995(1)      1996(2)      1997(3)        1998
                             ----------   ----------   ----------   ----------   ----------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues.............  $  592,626   $  750,702   $  977,151   $1,176,273   $  875,715
Net income (loss)..........      45,583       20,207      121,427      154,896     (129,387)
Income (loss) attributable
  to common stock..........      45,583       20,207      121,427      154,896     (131,391)
Net income (loss) per
  common share
  Basic....................         .65          .28         1.42         1.71        (1.34)
  Diluted..................         .65          .28         1.38         1.65        (1.34)
Cash dividends per common
  share(4).................         .28          .28          .28          .28          .28
Net cash provided by
  operating activities.....  $  357,769   $  332,123   $  490,504   $  723,808   $  471,511
BALANCE SHEET DATA (AT YEAR
  END):
Working capital
  (deficit)................  $   (3,203)  $  (22,013)  $  (41,501)  $    4,546   $  (78,804)
Total assets...............   2,036,627    2,681,450    3,432,430    4,138,633    3,996,062
Long-term debt.............     719,033    1,072,076    1,235,706    1,501,380    1,343,258
Shareholders' equity.......  $  891,087   $1,091,805   $1,518,516   $1,729,177   $1,801,833
Common shares outstanding
  at end of year...........      69,666       77,379       90,059       93,305       97,769

(1) Includes the results of the acquisitions of certain oil and gas properties from Texaco Exploration and Production, Inc. and Aquila Energy Resources Corporation after March 1, 1995 and September 1995, respectively, and the sale of a substantial portion of Apache's Rocky Mountain properties in September 1995.

(2) Includes financial data after May 20, 1996 for Apache PHN Company, Inc., formerly known as The Phoenix Resource Companies, Inc.
(3) Includes financial data after November 20, 1997 relating to the acquisition from Mobil Exploration & Producing Australia Pty Ltd of three companies owning interests in certain oil and gas properties and production facilities offshore Western Australia.

(4) No cash dividends were paid on outstanding DEKALB common stock in 1994 and 1995.

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1998            1999
                                                              -------------   -------------
                                                                     (IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues..............................................   $   245,941     $   187,715
Net income (loss)...........................................        17,356          (2,168)
Income (loss) attributable to common stock..................        17,356          (3,588)
Net income (loss) per common share
  Basic.....................................................           .18            (.04)
  Diluted...................................................           .18            (.04)
Cash dividends per common share.............................   $       .07     $       .07
BALANCE SHEET DATA (AT PERIOD END):
Total debt..................................................                   $ 1,547,082
Shareholders' equity........................................                   $ 1,795,581
Common shares outstanding at end of period..................                        97,821

                                           1994       1995       1996       1997        1998
                                         --------   --------   --------   ---------   --------
OPERATING DATA
Proved Reserves at December 31:
  Oil (Mbbls)(1).......................   110,624    170,329    235,294     273,778    251,008
  Natural Gas (Bcf)....................     1,316      1,502      1,625       1,872      2,172
     Total Proved Reserves (Mboe)(2)...   329,983    420,649    506,178     585,748    613,046
  Reserves Outside North America (% of
     Total)............................       3.3%       4.7%      17.8%       27.9%      38.3%
  Reserve Replacement Ratio(3).........     189.7%     267.3%     257.2%      228.0%     142.9%
  Reserve Life (years)(4)..............       7.5        7.8        9.3         9.4        9.6
  Finding and Development Costs per
     boe(2)(5).........................  $   5.95   $   5.30   $   6.09   $    5.75   $   4.98
Average Daily Production:
  Oil (Mbbls/day)(1)...................        40         52         55          69         76
  Natural Gas (MMcf/day)...............       483        577        561         609        590
     Total Production (Mboe/day)(2)....       120        148        149         170        174
Average Production Costs per boe(2)....  $   2.85   $   3.34   $   3.43   $    3.07   $   2.88

(1) Includes crude oil, condensate and natural gas liquids.

(2) 6 Mcf of natural gas = 1 boe.

(3) Total reserve additions for the year, including revisions and net of property sales, divided by annual production.

(4) Total proved reserves at year end divided by annual production.

(5) Total capitalized costs incurred for the year, excluding capitalized interest and property sales, divided by total reserve additions for the year, including revisions.

                              CAUTIONARY STATEMENT
                      REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements.

     We typically use words such as "expect", "anticipate", "estimate", "intend", "plan" and "believe" to identify our forward-looking statements.

     Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

- the market prices of oil and gas;
- economic and competitive conditions;
- inflation rates;
- legislative and regulatory changes;
- financial market conditions;
- political and economic uncertainties of foreign governments; and
- future business decisions.

Some of these factors are discussed under "Risk Factors" beginning on page S-8 of this prospectus supplement.

     In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     In considering whether to purchase the shares of Apache common stock, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read "Cautionary Statement Regarding Forward-Looking Statements" on page S-7 of this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                        RISK FACTORS RELATING TO APACHE

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL AND GAS PRICES WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     A substantial or extended decline in oil and gas prices would have a material adverse effect on our financial position, results of operations, quantities of oil and gas that may be economically produced, and access to capital. Oil and natural gas prices have historically been and are likely to continue to be volatile. This volatility makes it difficult to estimate with precision the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving our oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

OUR ABILITY TO SELL OUR OIL AND GAS PRODUCTION COULD BE MATERIALLY HARMED IF WE FAIL TO OBTAIN ADEQUATE SERVICES SUCH AS TRANSPORTATION AND PROCESSING.

     The sale of our oil and gas production depends on a number of factors beyond our control, including the availability and capacity of transportation and processing facilities. Our failure to obtain such services on acceptable terms could materially harm our business.

WE HAVE RECORDED WRITE-DOWNS BECAUSE OF FULL COST ACCOUNTING RULES AND MAY BE REQUIRED TO DO SO AGAIN IN THE FUTURE.

     Under the full cost accounting rules of the Securities and Exchange Commission, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis. Under these rules, capitalized costs of proved oil and gas properties -- net of accumulated depreciation, depletion and amortization, and deferred income taxes -- may not exceed the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects.

     These rules generally require pricing future oil and gas production at the unescalated oil and gas prices in effect at the end of each fiscal quarter. They also require a write-down if the "ceiling" is exceeded, even if prices declined for only a short period of time. We recorded a $243.2 million pre-tax -- $158.1 million after-tax -- non-cash write-down of the carrying value of our U.S. proved oil and gas properties as of December 31, 1998, due to these ceiling test limitations.

     If oil and gas prices again fall to the prices we realized at the end of 1998, it is likely that additional write-downs will occur in 1999. Write-downs required by these rules do not impact cash flow from operating activities.

THE OIL AND GAS RESERVES DATA WE REPORT ARE ONLY ESTIMATES AND MAY PROVE TO BE INACCURATE.

     There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves of any category and in projecting future rates of production and timing of development expenditures, which underlie the reserve estimates, including many factors beyond our control. Reserve data represent only estimates. In addition, the estimates of future net cash flows from our proved reserves and their present value are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in the actual quantity of our reserves and future net cash flows from them being materially different from the estimates. In addition, our estimated reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

     The rate of production from oil and gas properties generally declines as reserves are depleted. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as reserves are produced. Future oil and gas production is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves.

THE PENDING SHELL TRANSACTION MIGHT NOT BE CONSUMMATED AS EXPECTED.

     Under the purchase agreement, there are only two remaining conditions to the obligations of the parties to complete the pending Shell transaction:

- U.S. regulatory approval under the Hart-Scott-Rodino Act; and

- completion of mutually agreeable schedules, exhibits and arrangements with Shell for shared use of two offshore production platforms located in one of the acquired fields.

We expect that these conditions will be satisfied and the transaction will be completed in May 1999. However, we cannot be sure that the transaction will be completed as expected until it is actually consummated.

     Other owners of working interests in the Shell properties have preferential rights to purchase portions of the interests we expect to acquire from Shell. Although we do not expect that all of these preferential rights will be exercised, properties valued at approximately 35% of the total purchase price are subject to the rights. To the extent that these rights are exercised, the properties we acquire and the cash portion of the purchase price we pay will both be reduced.

WE INCUR SUBSTANTIAL COSTS TO COMPLY WITH GOVERNMENT REGULATIONS, ESPECIALLY REGULATIONS RELATING TO ENVIRONMENTAL PROTECTION, AND COULD INCUR EVEN GREATER COSTS IN THE FUTURE.

     Our exploration, production and marketing operations are regulated extensively at the federal, state and local levels, as well as by other countries in which we do business. We have made and will continue to make large expenditures in our efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs.

     Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect our operations and limit the quantity of hydrocarbons we may produce and sell. In addition, at the U.S. federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

     As an owner or lessee and operator of oil and gas properties, we are subject to various federal, state, local and foreign regulations relating to discharge of materials into, and protection of, the environment. These regulations may, among other things, impose liability on us for the cost of pollution clean-up resulting from operations, subject us to liability for pollution damages, and require suspension or cessation of operations in affected areas. Changes in or additions to regulations regarding the protection of the environment could hurt our business.

OUR BUSINESS COULD BE HARMED BY COMPETITION WITH OTHER COMPANIES.

     The oil and gas industry is highly competitive. Our business could be harmed by competition with other companies. Because oil and gas are fungible commodities, our principal form of competition is price competition. We strive to maintain the lowest finding and production costs possible to maximize profits. In addition, as an independent oil and gas company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long-term positions and maintain strong governmental relationships in countries in which we may seek new entry.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     Exploration for and production of oil and natural gas can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. We maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. However, our insurance does not protect us against all operational risks.

OUR HEDGING ACTIVITIES MAY PREVENT US FROM BENEFITING FROM PRICE INCREASES AND MAY EXPOSE US TO OTHER RISKS.

     To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges. In addition, we are subject to risks associated with differences in prices at different locations, particularly where transportation constraints restrict our ability to deliver oil and gas volumes to the delivery point to which the hedging transaction is indexed.

WHEN WE ACQUIRE OIL AND GAS PROPERTIES, OUR FAILURE TO FULLY IDENTIFY POTENTIAL PROBLEMS, TO PROPERLY ESTIMATE RESERVES OR PRODUCTION RATES OR COSTS, OR TO EFFECTIVELY INTEGRATE THE ACQUIRED OPERATIONS COULD SERIOUSLY HARM US.

     We from time to time acquire oil and gas properties. When we do so, our failure to fully identify potential problems, to properly estimate reserves or production rates or costs, or to effectively integrate the acquired operations could seriously harm us. Although we perform reviews of acquired properties that we believe are consistent with industry practices, we do not review in depth every individual property involved in each acquisition. Ordinarily we focus on higher-value properties and sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

     Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs with respect to acquired properties. Actual results may vary substantially from those assumed in the estimates. In addition, acquisitions may have adverse effects on our operating results, particularly during the periods in which the operations of acquired businesses are being integrated into our ongoing operations.

OUR NON-U.S. OPERATIONS, ESPECIALLY IN DEVELOPING COUNTRIES, ARE SUBJECT TO INCREASED RISKS AND UNCERTAINTIES.

     Our non-U.S. oil and natural gas exploration, development and production activities are subject to:

- political and economic uncertainties, including, among others, changes, sometimes frequent or marked, in governmental energy policies or the personnel administering them;

- expropriation of property;

- cancellation or modification of contract rights;

- foreign exchange restrictions;

- currency fluctuations;

- risks of loss due to civil strife, acts of war, guerrilla activities and insurrection;

- royalty and tax increases; and

- other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted.

These risks may be higher in the developing countries in which we conduct these activities. Consequently, our non-U.S. exploration, development and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from non-U.S. operations, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of the courts in the United States, which could adversely affect the outcome of the dispute.

A DECLINE IN THE CONDITION OF OUR CAPITAL MARKETS OR A SUBSTANTIAL RISE IN INTEREST RATES COULD HARM US.

     If the condition of the capital markets utilized by us to finance our operations materially declines, we might not be able to finance our operations on terms we consider acceptable. In addition, a substantial rise in interest rates would decrease our net cash flows.

ADVERSE CHANGES IN THE EXCHANGE RATES WITH SOME FOREIGN CURRENCIES, ESPECIALLY A DECREASE IN VALUE IN THE AUSTRALIAN OR CANADIAN DOLLARS RELATIVE TO THE U.S. DOLLAR, COULD HARM US.

     Our cash flow stream relating to certain international operations is based on the U.S. dollar equivalent of cash flows measured in foreign currencies. Australian gas production is sold under fixed-price Australian dollar contracts and over half the costs incurred are paid in Australian dollars. Revenue and disbursement transactions denominated in Australian dollars are converted to U.S. dollar equivalents based on the exchange rate on the transaction date. Reported cash flow relating to Canadian operations is based on cash flows measured in Canadian dollars converted to the U.S. dollar equivalent based on the average of the Canadian and U.S. dollar exchange rates for the period reported. Substantially all of our international transactions, outside of Canada and Australia, are denominated in U.S. dollars.

     Our Canadian and Australian subsidiaries have net financial obligations that are denominated in a currency other than the functional reporting currency of the subsidiaries. A decrease in value of 10% in the Australian and Canadian dollars relative to the U.S. dollar from the March 31, 1999 exchange rates would result in a foreign currency loss of approximately $1.6 million, based on March 31, 1999 amounts.

OUR COMPUTER SYSTEMS AND THOSE OF THIRD PARTIES MAY NOT BE YEAR 2000 COMPLIANT, WHICH MAY CAUSE SYSTEM FAILURES AND DISRUPTIONS IN OPERATIONS.

     The inability of some computer programs and embedded computer chips to distinguish between the year 1900 and the year 2000 poses a serious threat of business disruption to any organization that utilizes computer technology and computer chip technology in their business systems or equipment. We have formed a Year 2000 Task Force with representation from major business units to inventory and assess the risk associated with hardware, software, telecommunications systems, office equipment, embedded chip controls and systems, process control systems, facility control systems and dependencies on external trading partners.

     We presently believe that, with conversions to new software and completion of efforts planned by the Year 2000 Task Force, the risk associated with year 2000 will be significantly reduced. However, we are unable to assure that the consequences of year 2000 failures of systems maintained by us or by third parties will not materially adversely impact our results of operations, liquidity or financial condition.

                                USE OF PROCEEDS

     We expect the net proceeds from this offering of common stock to be
approximately $     million, after deducting discounts to the underwriter and
estimated expenses of the offering that we will pay. We will add the net proceeds to working capital and use them for general corporate purposes. In particular, we expect to use the net proceeds from this offering and the concurrent ACES offering, together with funds available under money market lines of credit and commercial paper facilities, to fund the cash portion of the purchase price in the pending Shell acquisition.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1999:

- our actual capitalization;

- our as-adjusted capitalization showing the effects of our receipt of the estimated net proceeds from the sale of the shares we are selling in this offering; and

- our pro forma as-adjusted capitalization showing the effects of

     - our receipt of the estimated net proceeds from the sale of the shares we are selling in this offering;

     - our receipt of the estimated net proceeds from the sale of the depository shares we are selling in the separate, concurrent ACES offering; and

     - our issuance of the 1 million shares of common stock and payment of an assumed $715 million to complete the pending Shell transaction.

     The as-adjusted capitalization and the pro forma as-adjusted capitalization assume that the underwriter does not exercise the options granted by Apache to purchase additional shares in connection with the offerings.

                                                                MARCH 31, 1999
                                                    --------------------------------------
                                                                                PRO FORMA
                                                      ACTUAL     AS ADJUSTED   AS ADJUSTED
                                                    ----------   -----------   -----------
                                                                (IN THOUSANDS)

TOTAL DEBT:
  Apache:
     7.95% notes due 2026.........................  $  178,549   $  178,549    $  178,549
     7.625% debentures due 2096...................     149,175      149,175       149,175
     7.375% debentures due 2047...................     147,988      147,988       147,988
     9.25% notes due 2002.........................      99,851       99,851        99,851
     7.7% notes due 2026..........................      99,643       99,643        99,643
     7.0% notes due 2018..........................     148,256      148,256       148,256
     Money market lines of credit and commercial
       paper......................................     237,434
  Subsidiary and other obligations:
     Global credit facility -- Australia..........      62,000       62,000        62,000
     Global credit facility -- Canada.............       5,000        5,000         5,000
     Apache Finance 6.5% notes due 2007...........     168,840      168,840       168,840
     Apache Finance 7% notes due 2009.............      99,341       99,341        99,341
     Revolving credit facility -- Egypt...........     121,780      121,780       121,780
     DEKALB 9.875% notes due 2000.................      29,225       29,225        29,225
                                                    ----------   ----------    ----------
  Total debt......................................   1,547,082
SHAREHOLDERS' EQUITY:
     Series B preferred stock.....................      98,386
     Series C conversion preferred stock..........
     Common stock.................................     124,793
     Paid-in capital..............................   1,246,380
     Retained earnings............................     392,662      392,662       392,662
     Treasury stock...............................     (36,790)     (36,790)      (36,790)
     Accumulated other comprehensive income.......     (29,850)     (29,850)      (29,850)
                                                    ----------   ----------    ----------
  Total shareholders' equity......................   1,795,581
                                                    ----------   ----------    ----------
TOTAL CAPITALIZATION..............................  $3,342,663   $             $
                                                    ==========   ==========    ==========

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "APA". The table below provides information regarding Apache common stock for 1997 and 1998. Prices shown are from the New York Stock Exchange Composite Transactions Reporting System.

                                                        1997                                   1998
                                          --------------------------------       --------------------------------
                                             PRICE RANGE                            PRICE RANGE
                                          ------------------     DIVIDENDS       ------------------     DIVIDENDS
                                            HIGH        LOW      PER SHARE         HIGH        LOW      PER SHARE
                                           ------     ------     ---------        ------     ------     ---------
First Quarter...........................  $39 3/8    $31 1/4       $.07           $38 3/4    $31 3/16     $.07
Second Quarter..........................   35 5/8     30 1/8       $.07            38 1/8     30 3/8      $.07
Third Quarter...........................   42 7/8     32 1/16      $.07            32 3/8     22 1/2      $.07
Fourth Quarter..........................   45 1/16    32 11/16     $.07            29 5/16    21 3/8      $.07

     For the first quarter of 1999, the high closing price for our common stock was $28 1/4, the low closing price was $18 1/8, and we paid dividends per share of $.07. The closing price per share of Apache common stock, as reported on the New York Stock Exchange Composite Transactions Reporting System for April 27, 1999, was $26 7/8. At March 31, 1999, there were 97,820,667 shares of Apache common stock outstanding, held by approximately 10,000 shareholders of record and 45,000 beneficial owners.

                                DIVIDEND POLICY

     We have paid cash dividends on Apache common stock for 129 consecutive quarters through March 31, 1999. Since January 1983, we have paid an annual common stock dividend of $.28 per share. We expect to continue the payment of dividends at that level. However, future dividend payments will depend upon our level of earnings, financial requirements and other relevant factors.

     In December 1995, we declared a dividend of one preferred stock purchase right for each share of Apache common stock outstanding on January 31, 1996 or issued after that date. These rights are more fully described on pages 6 and 7 of the accompanying prospectus.

                             VALIDITY OF SECURITIES

     The validity of the shares of common stock we are offering will be passed upon for Apache by its Vice President and General Counsel, Z. S. Kobiashvili, and for Goldman, Sachs & Co. by Brown & Wood LLP, New York, New York. As of the date of this prospectus supplement, Mr. Kobiashvili owns 2,073 shares of Apache common stock through Apache's 401(k) savings plan, holds employee stock options to purchase 45,700 shares of Apache common stock, of which options to purchase 21,200 shares are currently exercisable, and holds a conditional grant under Apache's 1996 Share Price Appreciation Plan relating to 18,900 shares of Apache common stock, none of which is vested.

     Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas, our outside legal counsel, and Mr. Kobiashvili will issue opinions about some legal matters in connection with the offering. Brown & Wood LLP, will issue an opinion about some legal matters in connection with the offering for Goldman, Sachs & Co.

                                    EXPERTS

     The audited consolidated financial statements of Apache Corporation incorporated by reference into this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The information incorporated by reference into this prospectus supplement regarding the total proved reserves of Apache was prepared by Apache and reviewed by Ryder Scott Company Petroleum Engineers, as stated in their letter reports, and is incorporated by reference in reliance upon the authority of said firm as experts in such matters. The information incorporated by reference into this prospectus supplement regarding the total estimated proved reserves acquired from Texaco Exploration and Production Inc. was prepared by Apache and reviewed by Ryder Scott, as stated in their letter reports, and is incorporated by reference in reliance upon the authority of that firm as experts in these matters. The information incorporated by reference into this prospectus supplement regarding the total proved reserves of DEKALB was prepared by DEKALB and for the four years ended December 31, 1994 was reviewed by Ryder Scott, as stated in their letter reports with respect thereto, and is incorporated by reference in reliance upon the authority of that firm as experts in these matters.

     A portion of the information incorporated by reference in this prospectus supplement regarding the total proved reserves of Aquila Energy Resources Corporation acquired by Apache was prepared by Netherland, Sewell & Associates, Inc. as of December 31, 1994, as stated in their letter report, and is incorporated by reference in reliance upon the authority of that firm as experts in those matters. Netherland, Sewell did not review any of the reserves of Aquila acquired during 1995.

                                  UNDERWRITING

     Apache and Goldman, Sachs & Co. ("Goldman Sachs") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman Sachs has agreed to purchase 10,000,000 shares of common stock.

     If Goldman Sachs sells more shares than the total number being offered, Goldman Sachs has an option to buy up to an additional 1,500,000 shares from Apache to cover those sales. Goldman Sachs may exercise that option for 30 days.

     The following table shows the per share and total underwriting discounts and commissions to be paid to Goldman Sachs by Apache. The amounts are shown assuming both no exercise and full exercise of Goldman Sachs' option to purchase additional shares.

                             Paid by Apache
                       ---------------------------
                       No Exercise   Full Exercise
                       -----------   -------------
Per Share............    $              $
Total................    $              $

     Shares sold by Goldman Sachs to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by Goldman Sachs to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Those securities dealers may resell any shares purchased from Goldman Sachs to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, Goldman Sachs may change the offering price and the other selling terms.

     Apache and the directors and executive officers of Apache have agreed with Goldman Sachs not to offer, sell, contract to sell or otherwise dispose of or hedge any shares of Apache common stock or securities convertible into or exchangeable for shares of Apache common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman Sachs. This agreement does not apply to any existing employee benefit plans or to Apache's dividend reinvestment plan.

     In connection with the offering, Goldman Sachs may purchase and sell shares of Apache common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of shares than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of Apache common stock while the offering is in progress.

     These activities by Goldman Sachs may stabilize, maintain or otherwise affect the market price of Apache common stock. As a result, the price of Apache common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected on the New York Stock Exchange, the Chicago Stock Exchange, in the over-the-counter market or otherwise.

     Apache estimates that its total expenses of the offering of common stock, excluding underwriting discounts and commissions, will be approximately
$          .

     Apache has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

     Goldman Sachs in the past has performed investment banking and other financial services for Apache and has received compensation for these services. Goldman Sachs or its affiliates may in the future provide investment banking and other financial services to Apache or its affiliates for which it will receive compensation.

                                 $1,000,000,000

                               APACHE CORPORATION

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                DEBT SECURITIES

                           -------------------------

     We may from time to time issue up to a total of $1,000,000,000 of our common stock and related rights, preferred stock, depositary shares and/or debt securities. The accompanying prospectus supplement will specify the terms of the securities.

                           -------------------------

     Apache may sell these securities to or through underwriters, and also to other purchasers or through agents. The accompanying prospectus supplement will specify the names of these underwriters or agents.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL

OFFENSE.

                           -------------------------

     This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

                           -------------------------

                        Prospectus dated April 9, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
Apache Corporation..........................................    2
Ratios of Earnings to Fixed Charges and Ratios of Earnings
  to Combined Fixed Charges and Preferred Stock Dividends...    2
Use of Proceeds.............................................    3
The Securities We May Offer.................................    3
Description of Capital Stock................................    4
Description of Depositary Shares............................    9
Description of Debt Securities..............................   12
Book-Entry Securities.......................................   24
Plan of Distribution........................................   26
Legal Matters...............................................   27
Experts.....................................................   27

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with applicable prospectus supplements, will include or refer you to all material information relating to each offering.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference rooms located at:

- 450 Fifth Street, N.W.
  Washington, D.C. 20549;

- 7 World Trade Center
  New York, New York 10048; and

- Citicorp Center
  500 West Madison Street
  Chicago, Illinois 60661.

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

     Our common stock has been listed and traded on the New York Stock Exchange since 1969 and the Chicago Stock Exchange since 1960. Accordingly, you may inspect the information we file with the Securities and Exchange Commission at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the Chicago Stock Exchange, One Financial Place, 440 S. LaSalle Street, Chicago, Illinois 60605-1070.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

- Current Report on Form 8-K dated March 2, 1999 (as amended by Amendment No. 1 on Form 8-K/A filed on March 5, 1999).

     Each of these documents is available from the Securities and Exchange Commission's web site and public reference rooms described above. You may also request a copy of these filings, excluding exhibits, at no cost by writing or telephoning Cheri L. Peper, Corporate Secretary, at our principal executive office, which is:

          Apache Corporation
          2000 Post Oak Boulevard, Suite 100
          Houston, Texas 77056-4400
          (713) 296-6000

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement.

We have not authorized anyone to provide you with different information.

     We are not making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or in any other document incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

                               APACHE CORPORATION

     Apache Corporation is a Delaware corporation formed in 1954. We are an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids. In North America, our exploration and production interests are focused on the Gulf of Mexico, the Anadarko Basin, the Permian Basin, the Gulf Coast and the Western Sedimentary Basin of Canada. Outside of North America, we have exploration and production interests offshore Western Australia, in Egypt and offshore the Ivory Coast, and exploration interests in Poland and offshore The People's Republic of China.

     We hold interests in many of our U.S., Canadian and international properties through operating subsidiaries, such as Apache Canada Ltd., DEK Energy Company, which was formerly known as DEKALB Energy Company, Apache Energy Limited, which was formerly known as Hadson Energy Limited, Apache International, Inc., and Apache Overseas, Inc. The properties referred to in this prospectus, in any prospectus supplement or in any other document incorporated by reference in this prospectus may be held by our subsidiaries. We treat all operations as one line of business.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends were the same for each of the periods indicated in the table below. This is because there were no shares of preferred stock outstanding prior to 1998, and because our 1998 earnings were inadequate to cover fixed charges and dividends as described below.

    YEAR ENDED DECEMBER 31,
--------------------------------
1998   1997   1996   1995   1994
----   ----   ----   ----   ----
 --    2.93   2.72   1.15   2.34

     Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends were computed based on:

- "earnings," which consist of consolidated income or losses from continuing operations plus income taxes and fixed charges, except capitalized interest, or, in the case of our ratios of earnings to combined fixed charges and preferred stock dividends, those earnings plus preferred stock dividends; and

- "fixed charges," which consist of consolidated interest on indebtedness, including capitalized interest, amortization of debt discount and expense, and the estimated portion of rental expense attributable to interest, or, in the case of our ratios of earnings to combined fixed charges and preferred stock dividends, those fixed charges plus preferred stock dividends.

     Due to the $243.2 million non-cash write-down of the carrying value of our U.S. proved oil and gas properties, for the year ended

December 31, 1998, our 1998 earnings were inadequate to cover fixed charges by $236.8 million and inadequate to cover combined fixed charges and preferred stock dividends by $239.7 million.

     On May 17, 1995, Apache acquired DEKALB Energy Company, which is now known as DEK Energy Company, through a merger which resulted in DEKALB becoming a wholly-owned subsidiary of Apache. The merger was accounted for as a "pooling of interests." As a result, our financial information for all preceding periods was restated.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, which may include, among other things:

- the repayment of outstanding indebtedness;

- working capital;

- capital expenditures; and

- acquisitions.

     The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds.

                          THE SECURITIES WE MAY OFFER

     The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. The particular terms of the securities offered by any prospectus supplement will be described in that prospectus supplement. If indicated in the applicable prospectus supplement, the terms of the securities may differ from the terms summarized below. The prospectus supplement will also contain information, where applicable, about material U.S. federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

     We may sell from time to time, in one or more offerings:

- common stock and related rights;

- preferred stock;

- depositary shares; and/or

- debt securities.

     In this prospectus, we will refer to the common stock and related rights, preferred stock, depositary shares and debt securities collectively as "securities." The total dollar amount of all securities that we may issue under this prospectus will not exceed $1,000,000,000.

     If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities.

     This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock and preferred stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of these types of securities. For the complete terms of our common stock and preferred stock, please refer to our charter, bylaws and stockholder rights plan that are incorporated by reference into the registration statement that includes this prospectus or may be incorporated by reference in this prospectus. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware.

     Under our charter, our authorized capital stock consists of 215,000,000 shares of common stock, $1.25 par value per share, and 5,000,000 shares of preferred stock, no par value. We will describe the specific terms of any common stock or preferred stock we may offer in a prospectus supplement. If indicated in a prospectus supplement, the terms of any common stock or preferred stock offered under that prospectus supplement may differ from the terms described below.

                                  COMMON STOCK

     As of March 31, 1999, Apache had approximately 97,820,667 shares of common stock issued and outstanding. Each outstanding share of common stock currently has attached to it one preferred share purchase right issued under our stockholder rights plan, which is summarized below. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

VOTING

     For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on the books of Apache. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of Series B preferred stockholders and any future holders of preferred stock, persons who hold more than 50% of the outstanding common stock entitled to elect members of the board of directors can elect all of the directors who are up for election in a particular year.

DIVIDENDS

     If our board of directors declares a dividend, holders of common stock will receive payments from the funds of Apache that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we have granted to Series B preferred stockholders or may grant to future holders of preferred stock.

LIQUIDATION

     If Apache is dissolved, the holders of common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock.

OTHER RIGHTS AND RESTRICTIONS

     Holders of common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by Apache. Our charter and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock.

     When we issue shares of common stock, the shares will be fully paid and nonassessable. Delaware law provides that, if we make a distribution to our stockholders other than a distribution of our capital stock, when we are insolvent, or that renders us insolvent, then our stockholders would be required to pay back to us the amount of the distribution we made to them, or the portion of the distribution that causes us to become insolvent.

LISTING

     Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Norwest Bank Minnesota, National Association.

                                PREFERRED STOCK

GENERAL

     We have 5,000,000 shares of no par preferred stock authorized, of which 25,000 shares have been designated as Series A Junior Participating Preferred Stock and 100,000 shares have been designated as 5.68% Series B Cumulative Preferred Stock. The remaining shares of preferred stock are undesignated.

     Our charter authorizes our board of directors to issue preferred stock in one or more series and to determine the voting rights and dividend rights, dividend rates, liquidation preferences, conversion rights, redemption rights, including sinking fund provisions and redemption prices, and other terms and rights of each series of preferred stock.

SERIES A

     The shares of Series A preferred stock are authorized for issuance pursuant to rights that trade with outstanding Apache common stock and are reserved for issuance upon the exercise of the rights discussed below under the caption
"-- Stockholder Rights Plan."

SERIES B

     As of March 31, 1999, Apache had issued and outstanding 100,000 shares of Series B preferred stock in the form of one million depositary shares, each representing one-tenth ( 1/10) of a share of Series B preferred stock. The Series B preferred stock has no stated maturity, is not subject to a sinking fund and is not convertible into Apache common stock or any other securities. Apache has the option to redeem the Series B preferred stock at $1,000 per share on or after August 25, 2008. Holders of the shares are entitled to receive cumulative cash dividends at an annual rate of $5.68 per depositary share when, and if, declared by Apache's board of directors.

     The Series B preferred stock ranks prior and superior to our common stock and Series A preferred stock as to payment of dividends and distribution of assets upon our dissolution, liquidation or winding up.

     If dividends are not paid on the Series B preferred stock, payments on our common stock are prohibited and payments on any other capital stock are restricted.

     Shares of Series B preferred stock generally do not have voting rights. However, if we fail to pay the equivalent of six quarterly dividends payable on the Series B preferred stock or another class or series of preferred stock that ranks equally with the Series B preferred stock, then we will increase the size of our board of directors by two members. The holders of the Series B preferred stock and any other class or series of preferred stock ranking equally with the Series B preferred stock, voting as a single class, will then have the right to vote for the two additional directors. This voting right would continue until we paid all past dividends on all that preferred stock.

     Without the vote of at least 80% of the outstanding shares of Series B preferred stock, we may not alter or repeal any provision in our charter so as to adversely affect the rights of the Series B preferred stock.

UNDESIGNATED PREFERRED STOCK

     This summary of the undesignated preferred stock discusses terms and conditions that we expect will apply to all series of the preferred stock offered under this prospectus. The applicable prospectus supplement will describe the particular terms of each particular series of preferred stock offered. If indicated in the prospectus supplement, the terms of any series may differ from the terms described below.

     The following description, together with the applicable prospectus supplements, summarizes all the material terms and provisions of any preferred stock being offered by this prospectus. It does not restate the terms and provisions in their entirety. We urge you to read our charter and the applicable certificate of designation because they, and not this description, define the rights of any holders of preferred stock. We have filed our charter as an exhibit to the registration statement which includes this prospectus. We will incorporate by reference as an exhibit to the registration statement the form of any certificate of designation before the issuance of any series of preferred stock.

     We expect the prospectus supplement to include some or all of the following terms:

- the designation of the series of preferred stock;

- the number of shares of preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

- the dividend rate or rates of the shares, the dates at which dividends, if declared, will be payable, and whether or not the dividends are to be cumulative and, if cumulative, the date or dates from which dividends shall be cumulative;

- the amounts payable on shares of the preferred stock in the event of our voluntary or involuntary liquidation, dissolution or winding up;

- the redemption rights and price or prices, if any, for the shares of preferred stock;

- any terms, and the amount, of any sinking fund or analogous fund providing for the purchase or redemption of the shares of preferred stock;

- any restrictions on our ability to make payments on any of our capital stock if dividend or other payments are not made on the preferred stock;

- any voting rights granted to the holders of the shares of preferred stock in addition to those required by Delaware law or our certificate of incorporation;

- whether the shares of preferred stock will be convertible into shares of our common stock or any other class of our capital stock, and, if convertible, the conversion price or prices, and any adjustment or other terms and conditions upon which the conversion shall be made;

- any other rights, preferences, restrictions, limitations or conditions relative to the shares of preferred stock permitted by Delaware law or our certificate of incorporation;

- any listing of the preferred stock on any securities exchange; and

- the federal income tax considerations applicable to the preferred stock.

     Subject to our charter and to any limitations imposed by any then-outstanding preferred stock, we may issue additional series of preferred stock, at any time or from time to time, with such powers, preferences, rights and qualifications, limitations or restrictions, as the board of directors determines, and without further action of the stockholders, including holders of our then outstanding preferred stock, if any.

                            STOCKHOLDER RIGHTS PLAN

     In 1995, our board of directors adopted a stockholder rights plan to replace the former plan adopted in 1986. Under our stockholder rights plan, each of our common stockholders received a dividend of one "preferred stock purchase right" for each outstanding share of common stock that the stockholder owned. We refer to these preferred stock purchase rights as the "rights." Unless the rights have been previously redeemed, all shares of Apache common stock issued after the 1996 dividend are issued with rights. The rights trade automatically with our shares of common stock and become exercisable only under certain circumstances described below.

     The purpose of the rights is to encourage potential acquirors to negotiate with our board of directors before attempting a takeover bid and to provide our board of directors with leverage in negotiating on behalf of our stockholders the terms of any proposed takeover. The rights may have certain anti-takeover effects. They should not, however, interfere with any merger or other business combination approved by our board of directors.

     The following description is a summary of all the material terms of our stockholder rights plan. It does not restate these terms in their entirety. We urge you to read our stockholder rights plan because it, and not this description, defines the terms and provisions of our plan. Our stockholder rights plan is an exhibit to our registration statement on Form 8-A, as amended, which we filed with the Securities and Exchange Commission on January 24, 1996 and which is incorporated by reference as an exhibit to the registration statement that includes this prospectus. You may obtain a copy at no charge by writing to us at the address listed under the caption "Where You Can Find More Information."

EXERCISE OF RIGHTS

     Until a right is exercised, the holder of a right will not have any rights as a stockholder. When the rights become exercisable, holders of the rights will be able to purchase from us 1/10,000th of a share of our Series A preferred stock, at a purchase price of $100, subject to adjustment, per 1/10,000th of a share.

     In general, the rights will become exercisable upon the earlier of:

- ten calendar days after a public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding shares of our common stock; or

- ten business days after the beginning of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of our common stock.

FLIP IN EVENT

     If a person or group becomes the beneficial owner of 20% or more of our common stock, then each right will then entitle its holder to receive, upon exercise, a number of shares of our common stock which is equal to the exercise price of the right divided by one-half of the market price of our common stock on the date of the occurrence of this event. We refer to this occurrence as a "flip in event." A flip in event does not occur if there is an offer for all of our outstanding shares of common stock that our board of directors determines is fair to our stockholders and in Apache's best interests.

FLIP OVER EVENT

     If at any time after a person or group becomes the beneficial owner of 20% or more of our common stock, Apache is acquired in a merger or other transaction in which Apache does not survive or in which our common stock is changed or exchanged or 50% or more of Apache's assets or earning power is sold or transferred, then each holder of a right will be entitled to receive, upon exercise, a number of shares of common stock of the acquiring company in the transaction equal to the exercise price of the right divided by one-half of the market price of the acquiring company's common stock on the date of the occurrence of this event. This exercise right will not occur if the merger or other transaction follows an offer for all of our outstanding shares of common stock that our board of directors determines is fair to our stockholders and in Apache's best interests.

EXCHANGE OF RIGHTS

     At any time after a flip in event, our board of directors may exchange the rights by providing to the holder one share of our common stock or 1/10,000th of a share of our Series A preferred stock for each of the holder's rights.

REDEMPTION OF RIGHTS

     At any time before a flip in event, we may redeem the rights at a price of $.01 per right. The rights will expire on the close of business on January 31, 2006, subject to earlier expiration or termination as described in our stockholder rights plan.

     Unless and until the rights become exercisable, they will be transferred with and only with the shares of Apache common stock.

 ANTI-TAKEOVER EFFECT OF PROVISIONS OF APACHE'S CHARTER AND BYLAWS AND DELAWARE
                                      LAW

     Apache's charter and bylaws include provisions designed to prevent the use of certain tactics in connection with a potential takeover of Apache. Please refer to our charter and bylaws that are incorporated by reference into the registration statement that includes this prospectus. You may obtain copies at no charge by writing to us at the address listed under the caption "Where You Can Find More Information."

     Provisions of Delaware law have a similar anti-takeover effect.

APACHE'S BYLAWS

     Apache's board of directors is divided into three classes, with directors serving staggered three-year terms.

APACHE'S CHARTER

     Article Twelve generally stipulates that the affirmative vote of 80% of our voting shares is required to adopt any agreement for the merger or consolidation with or into any other corporation which is the beneficial owner of more than 5% of our voting shares. Article Twelve further provides that such 80% approval is necessary to authorize any sale or lease of assets between Apache and any beneficial holder of 5% or more of our voting shares.

     Article Fourteen contains a "fair price" provision which requires that any tender offer made by a beneficial owner of more than 5% of our outstanding voting stock in connection with any:

- plan of merger;

- consolidation or reorganization;

- any sale or lease of substantially all of our assets; or

- any issuance of our equity securities to the 5% stockholder must provide at least as favorable terms to each holder of common stock other than the stockholder making the tender offer.

     Article Fifteen contains an "anti-greenmail" mechanism which prohibits Apache from acquiring any voting stock from the beneficial owner of more than 5% of the outstanding voting stock, except for acquisitions pursuant to a tender offer to all holders of voting stock on the same price, terms and conditions, acquisitions in compliance with Rule 10b-18 of the Securities Exchange Act of 1934 and acquisitions at a price not exceeding the market value per share.

     Article Sixteen prohibits the stockholders from acting by written consent in lieu of a meeting.

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS UNDER DELAWARE LAW

     Section 203 of the Delaware General Corporation Law prevents a publicly held corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

- the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the beginning of the transaction in which it became an interested stockholder, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- after the date on which the interested stockholder became an interested stockholder, the business combination is approved by the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.

     As defined in Section 203, an "interested stockholder" is generally a person owning 15% or more of the outstanding voting stock of the corporation. As defined in Section 203, a "business combination" includes mergers, consolidations, stock and assets sales and other transactions with the interested stockholder.

     The provisions of Section 203 may have the effect of delaying, deferring or preventing a change of control of Apache.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following description, together with the applicable prospectus supplements, summarizes all the material terms and provisions of the depositary shares that we may offer under this prospectus and the related deposit agreements and depositary receipts. Specific deposit agreements and depositary receipts will contain additional important terms and provisions and will be incorporated by reference into the registration statement which includes this prospectus before we issue any depositary shares.

     This summary of depositary agreements, depositary shares and depositary receipts relates to terms and conditions applicable to these types of securities generally. The particular terms of any series of depositary shares will be summarized in the applicable prospectus supplement. If indicated in the applicable prospectus supplement, the terms of any series may differ from the terms summarized below.

                                    GENERAL

     We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock. If so, we will issue "depositary receipts" for these "depositary shares." Each depositary share will represent a fraction of a share of a particular series of preferred stock. Each holder of a depositary share will be entitled, in proportion to the fraction of preferred stock represented by that depositary share, to the rights and preferences of the preferred stock, including dividend, voting, redemption, conversion and liquidation rights, if any. We will enter into a deposit agreement with a depositary, which will be named in the related prospectus supplement.

     In order to issue depositary shares, we will issue preferred stock and immediately deposit these shares with the depositary. The depositary will then issue and deliver depositary receipts to the persons who purchase depositary shares. Each whole depositary share issued by the depositary may represent a fraction of a share of preferred stock held by the depositary. The depositary will issue depositary receipts in a form that reflects whole depositary shares, and each depositary receipt may evidence any number of whole depositary shares.

     Pending the preparation of definitive engraved depositary receipts, a depositary may, upon our written order, issue temporary depositary receipts, which will temporarily entitle the holders to all the rights pertaining to the definitive depositary receipts. We will bear the costs and expenses of promptly preparing definitive depositary receipts and of exchanging the temporary depositary receipts for such definitive depositary receipts.

                       DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash and non-cash distributions it receives with respect to the underlying preferred stock to the record holders of depositary shares in proportion to the number of depositary shares they hold. In the case of non-cash distributions, the depositary may determine that the distribution cannot be made proportionately or that it may not be feasible to make the distribution. If so, the depositary will, with our approval, adopt a method it deems equitable and practicable to effect the distribution, including the sale, public or private, of the securities or other non-cash property it receives in the distribution at a place and on terms it deems proper. The amounts distributed by the depositary will be reduced by any amount required to be withheld by Apache or the depositary on account of taxes.

                        REDEMPTION OF DEPOSITARY SHARES

     If we redeem the series of preferred stock that underlies the depositary shares, the depositary will redeem the depositary shares from the proceeds it receives from the redemption of the preferred stock it holds. The depositary will redeem the number of depositary shares that represent the amount of underlying preferred stock that we have redeemed. The redemption price for depositary shares will be in proportion to the redemption price per share that we paid for the underlying preferred stock. If we redeem less than all of the depositary shares, the depositary will select which depositary shares to redeem by lot, or some substantially equivalent method.

     After a redemption date is fixed, the depositary shares to be redeemed no longer will be considered outstanding. The rights of the holders of the depositary shares will cease, except for the rights to receive money or other property upon redemption. In order to redeem their depositary shares, holders will surrender their depositary receipts to the depositary.

                           VOTING THE PREFERRED STOCK

     We will notify the depositary about any meeting at which the holders of preferred stock are entitled to vote, and the depositary will mail the information to the record holders of depositary shares related to that preferred stock. Each record holder of depositary shares on the record date will be entitled to instruct the depositary on how to vote the shares of preferred stock represented by that holder's depositary shares. The depositary will vote the preferred stock represented by the depositary shares in accordance with these instructions, provided the depositary receives these instructions sufficiently in advance of the meeting. If the depositary does not receive instructions from the holders of the depositary shares, the depositary will abstain from voting the preferred stock that underlies those depositary shares.

                         WITHDRAWAL OF PREFERRED STOCK

     When a holder surrenders depositary receipts at the corporate trust office of the depositary, and pays any necessary taxes, charges or other fees, the holder will be entitled to receive the number of whole shares of the related series of preferred stock, and any money or other property, if any, represented by the holder's depositary shares. Once a holder exchanges depositary shares for whole shares of preferred stock, that holder cannot "re-deposit" these shares of preferred stock with the depositary, or exchange them for depositary shares. If a holder delivers depositary receipts that represent a number of depositary shares that exceeds the number of whole shares of related preferred stock the holder seeks to withdraw, the depositary will issue a new depositary receipt to the holder that evidences the excess number of depositary shares.

               AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     Apache and the depositary can agree, at any time, to amend the form of depositary receipt and any provisions of the deposit agreement. However, if an amendment has a material adverse effect on the rights of the holders of related depositary shares, the holders of at least a majority of the depositary shares then outstanding must first approve the amendment. Every holder of a depositary receipt at the time an amendment becomes effective will be bound by the amended deposit agreement. However, subject to any conditions in the deposit agreement or applicable law, no amendment can impair the right of any holder of a depositary share to receive shares of the related preferred stock, or any money or other property represented by the depositary shares, when they surrender their depositary receipts.

     We can terminate the deposit agreement at any time, as long as the depositary mails notice of termination to the record holders of depositary shares then-outstanding at least 30 days prior to the date fixed for termination.

                             CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and the government charges that relate solely to the depositary arrangements. We will also pay the charges of each depositary, including charges in connection with the initial deposit of the related series of preferred stock, the initial issuance of the depositary shares, and all withdrawals of shares of the related series of preferred stock. However, holders of depositary shares will be required to pay transfer and other taxes and government charges, as provided in the deposit agreement.

                     RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering written notice of its decision to us.

We may remove the depositary at any time. Any resignation or removal will take effect when we appoint a successor depositary. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company that has its principal office in the United States and has a combined capital and surplus of at least $50,000,000.

                                 MISCELLANEOUS

     We will be required to furnish certain information to the holders of the preferred stock underlying any depositary shares. The depositary, as the holder of the underlying preferred stock, will forward any report or information it receives from us to the holders of depositary shares.

     Neither the depositary nor Apache will be liable if its ability to perform its obligations under the deposit agreement is prevented or delayed by law or any circumstance beyond its control. Both Apache and the depositary will be obligated to use their best judgment and to act in good faith in performing its duties under the deposit agreement. Each of Apache and the depositary will be liable only for gross negligence and willful misconduct in performing their duties under the deposit agreement. They will not be obligated to appear in, prosecute or defend any legal proceeding with respect to any depositary receipts, depositary shares or preferred stock unless they receive what they, in their sole discretion, determine to be a satisfactory indemnity from one or more holders of the depositary shares. Apache and the depositary will evaluate any proposed indemnity in order to determine whether the financial protection afforded by the indemnity is sufficient to reduce each party's risk to a satisfactory and customary level. Apache and the depositary may rely on the advice of legal counsel or accountants of their choice. They may also rely on information provided by persons they believe, in good faith, to be competent, and on documents they believe, in good faith, to be genuine.

     The applicable prospectus supplement will identify the depositary's corporate trust office. Unless the prospectus supplement indicates otherwise, the depositary will act as transfer agent and registrar for depositary receipts, and if we redeem shares of preferred stock, the depositary will act as redemption agent for the corresponding depositary receipts.

                                     TITLE

     Apache, each depositary and any agent of Apache or the applicable depositary may treat the registered owner of any depositary share as the absolute owner of the depositary shares for all purposes, including making payment, regardless of whether any payment in respect of the depositary share is overdue and regardless of any notice to the contrary. See "Book-Entry Securities" below.

                         DESCRIPTION OF DEBT SECURITIES

     The following description, together with the applicable prospectus supplements, summarizes all the material terms and provisions of the debt securities that we may offer under this prospectus and the related trust indenture. The indenture under which debt securities will be issued contains additional important terms and provisions and is or will be filed as an exhibit to the registration statement that includes this prospectus.

     This summary of the indenture and the debt securities relates to terms and conditions applicable to the debt securities generally. The particular terms of any series of debt securities will be summarized in the applicable prospectus supplement. If indicated in the prospectus supplement, the terms of any series may differ from the terms summarized below.

     Unless otherwise specified in the applicable prospectus supplement, we will issue the debt securities under an indenture entered into between us and The Chase Manhattan Bank, as trustee. We may only offer up to $1,000,000,000 of debt securities under this prospectus. However, the indenture does not limit the amount of debt securities we may issue under the indenture and provides that additional debt securities of any series may be issued up to the aggregate principal amount that we authorize from time to time. Debt securities may also be issued pursuant to the indenture in transactions exempt from the registration requirements of the Securities Act of 1933. Those debt securities will not be considered in determining the aggregate amount of securities issued under this prospectus.

     Unless otherwise indicated in the applicable prospectus supplement, we will issue the debt securities in denominations of $1,000 or integral multiples of $1,000.

     Unless otherwise indicated in the applicable prospectus supplement, the payment of principal of, and any premium and interest on, the debt securities will rank pari passu with all of our other unsecured unsubordinated indebtedness. Principal and any premium and any interest will be payable, and the debt securities will be transferable, at the corporate trust office of the appropriate trustee, unless we specify otherwise in the accompanying prospectus supplement. At our option, however, payment of interest may be made by check mailed to the registered holders of the debt securities at their registered addresses.

     We will describe special U.S. federal income tax and other considerations relating to debt securities denominated in foreign currencies or units of two or more foreign currencies in the applicable prospectus supplement.

     Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indenture and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring.

                                    GENERAL

     The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

- the designation, aggregate principal amount and authorized denominations of the debt securities;

- the date or dates on which the debt securities will mature;

- the percentage of the principal amount at which the debt securities will be issued;

- the date on which the principal of the debt securities will be payable;

- whether the debt securities will be issued as registered securities, bearer securities or a combination of the two;

- whether the debt securities will be issued in the form of one or more global securities and whether such global securities will be issued in a temporary global form or permanent global form;

- the currency or currencies or units of two or more currencies in which debt securities are denominated, for which they may be purchased, and in which principal and any premium and interest is payable;

- if the currency or currencies or currency unit or units for which debt securities may be purchased or in which principal and any premium interest may be paid is at our election or at the election of a purchaser, the manner in which an election may be made and its terms;

- the annual rate or rates, which may be fixed or variable, or the method of determining the rate or rates at which the debt securities will bear interest;

- the date or dates from which any interest will accrue and the date or dates on which such interest will be payable;

- a description of any provisions providing for redemption, exchange or conversion of the debt securities at our option or a holder's option and the terms and provisions of such redemption, exchange or conversion;

- information with respect to book-entry procedures relating to global debt securities;

- any redemption or sinking fund terms;

- whether and under what circumstances we will pay "additional amounts," as defined in the indenture, on the debt securities to any holder who is a "United States alien," as defined in the indenture, in respect of any tax, assessment or governmental charge and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay any additional amounts. The term "interest," as used in this prospectus, includes any additional amounts;

- any events of default or covenants of Apache with respect to the debt securities of a certain series that are different from those described in this prospectus;

- if either or both of Section 402(2) of the indenture relating to defeasance or
  Section 402(3) of the indenture relating to covenant defeasance is not applicable to the debt securities, or if any covenants in addition to those specified in Section 402(3) of the indenture shall be subject to covenant defeasance;

- any deletions from, or modifications or additions to, the provisions of the indenture relating to satisfaction and discharge in respect of the debt securities;

- any index or other method used to determine the amount of payments of principal of, and any premium and interest on, the debt securities; and

- any other specific terms of the debt securities.

     We are not obligated to issue all debt securities of any one series at the same time. The debt securities of any one series may not bear interest at the same rate or mature on the same date.

     If any of the debt securities are sold for foreign currencies or foreign currency units or if the principal of, or any premium or interest on, any series of debt securities is payable in foreign currencies or foreign currency units, we will describe the restrictions, elections, tax consequences, specific terms and other information with respect to those debt securities and such foreign currencies or foreign currency units in the applicable prospectus supplement.

     Other than as described below under "The Indenture Limits Our Ability to Incur Liens," "The Indenture Limits Our Ability to Engage in Sale/Leaseback Transactions" and "We Are Obligated to Purchase Debt Securities on a Change in Control," the indenture does not limit our ability to incur indebtedness or afford holders of debt securities protection in the event of a decline in our credit quality or if we are involved in a takeover, recapitalization or highly leveraged or similar transaction. The prospectus supplement relating to the particular series of debt securities, to the extent not otherwise described in this prospectus, will include any information with respect to any deletions from, modifications of or additions to the events of default described below and contained in the indenture, including any addition of a covenant or other provision providing event risk or similar protection.

                          INTEREST RATES AND DISCOUNTS

     The debt securities will earn interest at a fixed or floating rate or rates for the period or periods of time specified in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the debt securities will bear interest on the basis of a 360-day year consisting of twelve 30-day months.

     We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Federal income tax consequences and special considerations that apply to any series will be described in the applicable prospectus supplement.

                      EXCHANGE, REGISTRATION AND TRANSFER

     Registered securities of any series that are not global securities will be exchangeable for other registered securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. In addition, if debt securities of any series are issuable as both registered securities and bearer securities, the holder may choose, upon written request, and subject to the terms of the indenture, to exchange bearer securities and the appropriate related coupons of that series into registered securities of the same series of any authorized denominations and of like aggregate principal amount and tenor. Bearer securities with attached coupons surrendered in exchange for registered securities between a regular record date or a special record date and the relevant date for interest payment shall be surrendered without the coupon relating to the interest payment date. Interest will not be payable with respect to the registered security issued in exchange for that bearer security. That interest will be payable only to the holder of the coupon when due in accordance with the terms of the indenture. Bearer securities will not be issued in exchange for registered securities.

     You may present registered securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. This may be done without service charge but upon payment of any taxes and other governmental charges as described in the indenture. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the trustee as security registrar for the indenture. If a prospectus supplement refers to any transfer agents initially designated by us with respect to any series of debt securities in addition to the security registrar, we may at any time rescind the designation of any of those transfer agents or approve a change in the location through which any of those transfer agents acts. However, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a transfer agent in each place of payment for that series, and if debt securities of a series are issuable as bearer securities, we will be required to maintain a transfer agent in a place of payment for that series located in Europe in addition to the security registrar. We may at any time designate additional transfer agents with respect to any series of debt securities.

     In the event of any redemption, we will not be required to:

- issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or

- register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part.

                           PAYMENT AND PAYING AGENTS

     Unless we specify otherwise in the applicable prospectus supplement, payment of principal of, and any premium and interest on, bearer securities will be payable in accordance with any applicable laws and regulations, at the offices of those paying agents outside the United States that we may designate at various times. We will make interest payments on bearer securities and the attached coupons on any interest payment date only against surrender of the coupon relating to that interest payment date. No payment with respect to any bearer security will be made at any of our offices or agencies in the United States by check mailed to any U.S. address or by transfer to an account maintained with a bank located in the United States. However, if, but only if, payment in U.S. dollars of the full amount of principal of, and any premium and interest on, bearer securities denominated and payable in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions, then those payments will be made at the office of our paying agent in the Borough of Manhattan, The City of New York.

     Unless we specify otherwise in the applicable prospectus supplement, payment of principal of, and any premium and interest on, registered securities will be made at the office of the paying agent or paying agents that we designate at various times. However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on registered securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

     Unless we specify otherwise in the applicable prospectus supplement, the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, will be designated:

- as our sole paying agent for payments with respect to debt securities that are issuable solely as registered securities; and

- as our paying agent in the Borough of Manhattan, The City of New York, for payments with respect to debt securities, subject to the limitation described above in the case of bearer securities, that are issuable solely as bearer securities or as both registered securities and bearer securities.

     We will name any paying agents outside the United States and any other paying agents in the United States initially designated by us for the debt securities in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a paying agent in each place of payment for that series. If debt securities of a series are issuable as bearer securities, we will be required to maintain:

- a paying agent in the Borough of Manhattan, The City of New York, for payments with respect to any registered securities of the series and for payments with respect to bearer securities of the series in the circumstance described above, but not otherwise; and

- a paying agent in a place of payment located outside the United States where debt securities of that series and any attached coupons may be presented and surrendered for payment.

     However, if the debt securities of that series are listed on the London Stock Exchange, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and if the stock exchange requires it, we will maintain a paying agent in London or Luxembourg or any other required city located outside the United States for those debt securities.

     All moneys we pay to a paying agent for the payment of principal of, and any premium or interest on, any debt security or coupon that remains unclaimed at the end of two years after becoming due and payable will be repaid to us. After that time, the holder of the debt security or coupon will look only to us for payments out of those repaid amounts.

                               GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole:

- by the applicable depositary to a nominee of the depositary;

- by any nominee to the depositary itself or another nominee; or

- by the depositary or any nominee to a successor depositary or any nominee of the successor.

     We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

     When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of participants that have accounts with the depositary. Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

     As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

- will not be entitled to have any of the underlying debt securities registered in their names;

- will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

- will not be considered the owners or holders under the indenture relating to those debt securities.

     Payments of principal of, and any premium and interest on, individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests of the global security.

     We expect that the depositary or its nominee, upon receipt of any payment of principal, premium or interest relating to a permanent global security representing any series of debt securities, immediately will credit participants' accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Those payments will be the sole responsibility of those participants.

     If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Further, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In that instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in denominations, unless we specify otherwise, of $1,000 or integral multiples of $1,000.

     For a description of the depository arrangements for global securities held by The Depository Trust Company, see "Book-Entry Securities."

                THE INDENTURE LIMITS OUR ABILITY TO INCUR LIENS

     Nothing in the indenture or the debt securities will in any way limit the amount of indebtedness or securities which we or our subsidiaries, as defined in the indenture, may incur or issue. The indenture provides that neither us nor any of our subsidiaries may issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed secured by a mortgage, lien, pledge, security interest or other encumbrance -- defined in the indenture as "liens" -- upon any of its property unless we provide that any and all debt securities then outstanding shall be secured by a lien equally and ratably with any and all other obligations by the lien. The restrictions on liens will not, however, apply to:

- liens existing on the date of the indenture or provided for under the terms of agreements existing on the date thereof;

- liens securing all or part of the cost of exploring, producing, gathering, processing, marketing, drilling or developing any of our or our subsidiaries' properties, or securing indebtedness incurred to provide funds therefor or indebtedness incurred to finance all or part of the cost of acquiring, constructing, altering, improving or repairing any such property or assets, or securing indebtedness incurred to provide funds therefor;

- liens securing only indebtedness owed by us or one of our subsidiaries to us or to one or more of our subsidiaries;

- liens on the property of any corporation or other entity existing at the time it becomes our subsidiary;

- liens on any property to secure indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or indebtedness issued or guaranteed by the United States, any state or any department, agency or instrumentality of either or indebtedness issued to or guaranteed for the benefit of a foreign government, any state or any department, agency or instrumentality of either or an international finance agency or any division or department thereof, including the World Bank, the International Finance Corp. and the Multilateral Investment Guarantee Agency;

- any extension, renewal or replacement or successive extensions, renewals or replacements of any lien referred to in the foregoing clauses that existed on the date of the indenture;

- certain other liens incurred in the ordinary course of business; or

- liens which secure "Limited Recourse Indebtedness," as defined in the indenture.

     In addition, the following types of transactions, among others, shall not be deemed to create indebtedness secured by liens:

- the sale or other transfer of crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will receive as a result of the transfer a specified amount of money or of such crude oil, natural gas or other petroleum hydrocarbons;

- the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest; and

- liens required by any contract or statute in order to permit us or one of our subsidiaries to perform any contract or subcontract made by it with or at the request of the U.S. government or any foreign government or international finance agency, any state or any department thereof, or any agency or instrumentality of either, or to secure partial, progress, advance or other payments to us or one of our subsidiaries by any of these entities pursuant to the provisions of any contract or statute.

   THE INDENTURE LIMITS OUR ABILITY TO ENGAGE IN SALE/LEASEBACK TRANSACTIONS

     Unless we specify otherwise in the applicable prospectus supplement, neither we nor any of our subsidiaries will enter into any arrangement with any person, other than us or one of our subsidiaries, to lease any property to us or a subsidiary of ours for more than three years. For the restriction to apply, we or one of our subsidiaries must sell or plan to sell the property to the person leasing it to us or our subsidiary or to another person to which funds have been or are to be advanced on the security of the leased property. The limitation does not apply where:

- either we or our subsidiary would be entitled to create debt secured by a lien on the property to be leased in a principal amount equal to or exceeding the value of that sale/leaseback transaction;

- since the date of the indenture and within a period commencing six months prior to the consummation of that arrangement and ending six months after the consummation of the arrangement, we have or our subsidiary has expended or will expend for any property -- including amounts expended for the acquisition, exploration, drilling or development thereof, and for additions, alterations, improvements and repairs to the property -- an amount equal to all or a portion of the net proceeds of that arrangement and we designate such amount as a credit against that arrangement, with any that amount not being so designated to be applied as set forth in the next item; or

- during or immediately after the expiration of the 12 months after the effective date of that transaction, we apply to the voluntary defeasance or retirement of the debt securities and or other senior indebtedness, as defined in the indenture, an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in that transaction or the fair value of such property at the time of entering into such transaction, in either case adjusted to reflect the remaining term of the lease and any amount we utilize as set forth in the prior item. The amount will be reduced by the principal amount of senior indebtedness we voluntarily retire within that 12-month period.

                    THE INDENTURE INCLUDES EVENTS OF DEFAULT

     Unless otherwise specified in the applicable prospectus supplement, any one of the following events will constitute an "event of default" under the indenture with respect to the debt securities of any series:

- if we fail to pay any interest on any debt security of that series when due, and the failure continues for 30 days;

- if we fail to pay principal of or any premium on the debt securities of that series when due and payable, either at maturity or otherwise;

- if we fail to perform, or we breach any of our other covenants or warranties in the indenture or the debt securities -- other than a covenant or warranty included in the indenture solely for the benefit of a series of securities other than the debt securities -- and that breach of failure continues for 60 days after written notice as provided in the indenture;

- if any of our indebtedness, as defined in the indenture, in excess of an aggregate of $25,000,000 in principal amount is accelerated under any event of default as defined in any mortgage, indenture or instrument and the acceleration has not been rescinded or annulled within 30 days after written notice as provided in the indenture specifying such event of default and requiring us to cause that acceleration to be rescinded or annulled;

- if we fail to pay, bond or otherwise discharge within 60 days of entry, a judgment, court order or uninsured monetary damage award against us in excess of an aggregate of $25,000,000 which is not stayed on appeal or otherwise being appropriately contested in good faith;

- certain events of bankruptcy, insolvency or reorganization involving us; and

- any other event of default provided with respect to the debt securities of that series.

     If an event of default with respect to the debt securities of any series, other than an event of default described in the second to last and third to last items above, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the debt securities of that series may, under certain circumstances, rescind and annul such acceleration. If an event of default described in the second to last and third to last items above occurs, the principal amount and accrued interest -- or a lesser amount as provided for in the debt securities of that series -- will become immediately due and payable without any declaration or other act by the trustee or any holder.

     Within 90 days after the occurrence of any event of default under the indenture with respect to the debt securities of any series, the trustee must transmit notice of the event of default to the holders of the debt securities of that series unless the event of default has been cured or waived. However, except in the case of a payment default, the trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors or responsible officers of the trustee has in good faith determined that the withholding of the notice is in the interest of the holders of debt securities of that series.

     If an event of default occurs and is continuing with respect to the debt securities of any series, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of debt securities of that series by all appropriate judicial proceedings.

     Subject to the duty of the trustee during any default to act with the required standard of care, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless the holders offer the trustee reasonable indemnity. Subject to indemnifying of the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

      WE ARE OBLIGATED TO PURCHASE DEBT SECURITIES ON A CHANGE IN CONTROL

     If a change in control, as defined in the indenture, occurs, within 15 days we must mail a written notice regarding the change in control to the trustee and to every holder of the debt securities of each series. The notice must also be published at least once in an authorized newspaper, as defined in the indenture, and must state:

- the event causing the change in control and the date thereof;

- the date by which notice of the change in control is required by the indenture to be given;

- the date, 35 business days after the occurrence of the change in control, by which we must purchase debt securities we are obligated to purchase pursuant to the selling holder's exercise of rights on change in control;

- the price we must pay for the debt securities we are obligated to purchase;

- the name and address of the trustee;

- the procedure for surrendering debt securities to the trustee or other designated office or agent for payment;

- a statement of our obligation to make prompt payment on proper surrender of the debt securities;

- the procedure for holders' exercise of rights of sale of the debt securities; and

- the procedures by which a holder may withdraw such a notice after it is given.

     After we give this notice we will obligated, at the election of each holder, to purchase such debt securities. Under the indenture, a change in control is deemed to have occurred when:

- any event requiring the filing of any report under or in response to Schedule 13D or 14D-1 pursuant to the Securities Exchange Act of 1934 disclosing beneficial ownership of either 50% or more of the our common stock then outstanding or 50% or more of the voting power of the our voting stock then outstanding;

- the completion of any sale, transfer, lease, or conveyance of our properties and assets substantially as an entirety to any person or persons that is not our subsidiary, as those terms are defined in the indenture; or

- the completion of a consolidation or merger of us with or into any other person or entity in a transaction in which either we are not the sole surviving corporation or our common stock existing prior to the transaction is converted into cash, securities or other property and those exchanging our common stock do not, as a result of the transaction, receive either 75% or more of the survivor's common stock or 75% or more of the voting power of the survivor's voting stock.

     We will not purchase any debt securities if there has occurred and is continuing an event of default under the indenture, other than default in payment of the purchase price payable for the debt securities upon change in control. In connection with any purchase of debt securities after a change in control, we will comply with all federal and state securities laws, including, specifically, Rule 13E-4, if applicable, of the Securities Exchange Act, and any related Schedule 13E-4 required to be submitted under that rule.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     We may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that:

- have become due and payable;

- will become due and payable within one year; or

- are scheduled for redemption within one year.

To discharge the obligations with respect to a series of debt securities, we must deposit with the trustee, in trust, an amount of funds in U.S. dollars or in the foreign currency in which those debt securities are payable sufficient to pay the entire amount of principal of, and any premium or interest on, those debt securities to the date of the deposit if those debt securities have become due and payable or to the maturity of the debt securities, as the case may be.

     The indenture provides that, unless the provisions of section 402 of the indenture are made inapplicable to the debt securities, we may elect either

- to defease and be discharged from any and all obligations with respect to those debt securities, which we refer to as "legal defeasance"; or

- to be released from its obligations with respect to such debt securities under the covenants described in "The Indenture Limits Our Ability to Incur Liens" and "The Indenture Limits Our Ability to Engage in Sale/Leaseback Transactions" above or, if provided pursuant to section 301 of the indenture, its obligations with respect to any other covenant, which we refer to as "covenant defeasance."

     In the case of legal defeasance we will still retain some obligations in respect of the debt securities, including or obligations:

- to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on the debt securities;

- to register the transfer or exchange of the debt securities;

- to replace temporary or mutilated, destroyed, lost or stolen debt securities; and

- to maintain an office or agency with respect to the debt securities and to hold moneys for payment in trust.

     After a covenant defeasance, any omission to comply with the obligations or covenants that have been defeased shall not constitute a default or an event of default with respect to the debt securities.

     To elect either legal defeasance or covenant defeasance we must deposit with the trustee, in trust, an amount, in U.S. dollars or in the foreign currency in which the relevant debt securities are payable at stated maturity, or in government obligations, as defined below, or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on those debt securities on their scheduled due dates.

     In addition, we can only elect legal defeasance or covenant defeasance if, among other things:

- the applicable defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are is bound;

- no default or event of default with respect to the debt securities to be defeased shall have occurred and be continuing on the date of the establishment of such a trust; and

- we have delivered to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and such opinion of counsel, in the case of legal defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by us, a Revenue Ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture.

     The indenture deems a foreign currency to be any currency, currency unit or composite currency, including, without limitation, the ECU, issued by the government of one or more countries other than the United States or by any recognized confederation or association of governments.

     The indenture defines government obligations as securities which are not callable or redeemable at the option of the issuer or issuers thereof and are:

- direct obligations of the United States or the government or the governments in the confederation which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or

- obligations of a person or entity controlled or supervised by and acting as an agency or instrumentality of the United States or the government or governments which issued the foreign currency in which the debt securities of a particular series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States or that other government or governments.

Government obligations also include a depository receipt issued by a bank or trust company as custodian with respect to any government obligation described above or a specific payment of interest on or principal of or any other amount with respect to any government obligation held by that custodian for the account of the holder of such depository receipt, as long as, except as required by law, that custodian is not authorized to make any deduction from the amount payable to the holder of the depository receipt from any amount received by the custodian with respect to the government obligation or the specific payment of interest on or principal of or any other amount with respect to the government obligation evidenced by the depository receipt.

     Unless we disclose otherwise in the applicable prospectus supplement, if after we have deposited funds and/or government obligations to effect legal defeasance or covenant defeasance with respect to debt securities of any series, either:

- the holder of a debt security of that series is entitled to, and does, elect to receive payment in a currency other than that in which such deposit has been made in respect of that debt security; or

- a conversion event, as defined below, occurs in respect of the foreign currency in which the deposit has been made,

the indebtedness represented by that debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, and any premium and interest on, that debt security as that debt security becomes due out of the proceeds yielded by converting the amount or other properties so deposited in respect of that debt security into the currency in which that debt security becomes payable as a result of the election or conversion event based on:

- in the case of payments made pursuant to the first of the two items in the list above, the applicable market exchange rate for the currency in effect on the second business day prior to the date of the payment; or

- with respect to a conversion event, the applicable market exchange rate for such foreign currency in effect, as nearly as feasible, at the time of the conversion event.

     The indenture defines a "conversion event" as the cessation of use of:

- a foreign currency other than the ECU both by the government of the country or the confederation which issued such foreign currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community;

- the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community; or

- any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable prospectus supplement, all payments of principal of, and any premium and interest on, any debt security that are payable in a foreign currency that ceases to be used by the government or confederation of issuance shall be made in U.S. dollars.

     If we effect a covenant defeasance with respect to any debt securities and the debt securities are declared due and payable because of the occurrence of any event of default other than an event of default with respect to which there has been covenant defeasance, the amount in the foreign currency in which the debt securities are payable, and government obligations on deposit with the trustee, will be sufficient to pay amounts due on the debt securities at the time of the stated maturity but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default. However, we would remain liable for payment of the amounts due at the time of acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

     Under the indenture, we are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance. We are also required to deliver to the trustee, within five days after occurrence thereof, written notice of any event which after notice or lapse of time or both would constitute an event of default.

                            MODIFICATION AND WAIVER

     We and the trustee may modify the indenture or waive certain provisions of the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of each series affected by the modification or waiver. However, provisions of the indenture may not be waived or modified without the consent of the holder of each debt security affected thereby if the modification or waiver would:

- change the stated maturity of the principal of, or premium, if any, on, or any installment of principal, if any, of or interest on, or any additional amounts with respect to, any debt security;

- reduce the principal amount of, or premium or interest on, or any additional amounts with respect to, any debt security;

- change the coin or currency in which any debt security or any premium or any interest on such debt security or any additional amounts with respect to the debt security is payable;

- impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt securities or, in the case of redemption, exchange or conversion, on or after the redemption, exchange or conversion date or, in the case of repayment at the option of any holder, on or after the date for repayment or in the case of a change in control, after the change in control purchase date;

- reduce the percentage and principal amount of the outstanding debt securities, the consent of whose holders is required in order to take certain actions;

- change any of our obligations to maintain an office or agency in the places and for the purposes required by the indenture; or

- modify any of the above provisions.

     The holders of at least a majority in aggregate principal amount of debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default and its consequences under the indenture with respect to the debt securities of that series, except:

- a payment default with respect to debt securities of that series; or

- a default of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each debt security of any series.

                    CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may, without the consent of the holders of the debt securities, consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to, any person that is a corporation, limited liability company, partnership or trust organized and validly existing under the laws of any domestic jurisdiction. We may also permit any of those persons to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, as long as any successor person assumes our obligations on the debt securities and that after giving effect to the transaction no event of default under the indenture, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing, and as long as some other conditions are met.

                             BOOK-ENTRY SECURITIES

     Unless otherwise specified in the applicable prospectus supplement, we will issue securities, other than common stock, in the form of one or more book-entry certificates registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable prospectus supplement, the depositary will be The Depository Trust Company. We have been informed by DTC that its nominee will be Cede & Co. Accordingly, Cede is expected to be the initial registered holder of all securities that are issued in book-entry form.

     No person that acquires a beneficial interest in securities issued in book-entry form will be entitled to receive a certificate representing those securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to beneficial owners will refer to payments and notices to DTC or Cede, as the registered holder of such securities.

     DTC has informed us that it is:

- a limited purpose trust company organized under New York banking laws;

- a "banking organization" within the meaning of the New York banking laws;

- a member of the Federal Reserve System;

- a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

- a "clearing agency" registered under the Securities Exchange Act.

     DTC has also informed us that it was created to:

- hold securities for "participants"; and

- facilitate the clearance and settlement of securities transactions among participants through electronic book-entry, thereby eliminating the need for the physical movement of securities certificates.

     Participants have accounts with DTC and include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments, as payments will be forwarded by our agent to Cede, as nominee for DTC. DTC will forward these payments to its participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent, trustee or depositary as registered holders of the securities entitled to the benefits of the certificate, the indenture or any deposit agreement. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

     Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with which beneficial owners of securities have accounts are also required by these rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

     Because DTC can act only on behalf of participants, who in turn act only on behalf of other participants or indirect participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

     DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the certificate, the indenture or any deposit agreement only at the direction of one or more participants to whose accounts with DTC the securities are credited.

     DTC has further advised us that its management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its computer systems, as they relate to the timely payment of distributions to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including issuers and their agents, as well as DTC's direct and indirect participants and third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting and will continue to contact third party vendors from whom it acquires services to impress upon them the importance of such services being Year 2000 compliant and determine the extent of their efforts for Year 2000 remediation -- and, as appropriate, testing -- of their services. In addition, DTC is in the process of developing contingency plans that it considers appropriate.

     According to DTC, the information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

- DTC notifies us that it is unwilling or unable to continue as depositary for the book-entry security or DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when DTC is required to be so registered; or

- we execute and deliver to the applicable registrar, transfer agent, trustee and/or depositary an order complying with the requirements of the certificate, the indenture or any deposit agreement that the book-entry security will be so exchangeable.

Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

     If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re-registration, the registrar, transfer agent, trustee or depositary, as the case may be, will reissue the securities as definitive securities. After reissuance of the securities, such persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

     Except as described above:

- a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depositary appointed by us; and

- DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

     None of Apache, the trustees, any registrar and transfer agent or any depositary, or any agent of any of them, will have any responsibility or liability for any aspect of DTC's or any participant's records relating to, or for payments made on account of, beneficial interests in a book-entry security.

                              PLAN OF DISTRIBUTION

     We may sell the securities through agents, underwriters or dealers, or directly to one or more purchasers.

     We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

     If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     We may also sell securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

                   TRADING MARKETS AND LISTING OF SECURITIES

     Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock, which is listed on the New York Stock Exchange and the Chicago Stock Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

                            STABILIZATION ACTIVITIES

     Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

                                 LEGAL MATTERS

     The legality of the securities will be passed upon for Apache by its Vice President and General Counsel, Z. S. Kobiashvili. As of the date of this prospectus, Mr. Kobiashvili owns 1,990 shares of Apache common stock through Apache's 401(k) savings plan, holds employee stock options to purchase 45,700 shares of Apache common stock, of which options to purchase 21,200 shares are currently exercisable, and holds a conditional grant under Apache's 1996 share Price Appreciation Plan relating to 18,900 shares of Apache common stock, none of which is vested. In addition, other customary legal matters relating to the offering of the securities, including matters relating to our due incorporation, legal existence and authorized capitalization, will be passed upon for Apache by Mr. Kobiashvili or Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas.

                                    EXPERTS

     The audited consolidated financial statements of Apache that are incorporated by reference into this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The information incorporated by reference into this prospectus regarding the total proved reserves of Apache was prepared by Apache and reviewed by Ryder Scott Company Petroleum Engineers, as stated in their letter reports, and is incorporated by reference in reliance upon the authority of said firm as experts in such matters. The information incorporated by reference into this prospectus regarding the total estimated proved reserves acquired from Texaco Exploration and Production Inc. was prepared by Apache and reviewed by Ryder

Scott, as stated in their letter reports, and is incorporated by reference in reliance upon the authority of that firm as experts in these matters. The information incorporated by reference into this prospectus regarding the total proved reserves of DEKALB was prepared by DEKALB and for the four years ended December 31, 1994 was reviewed by Ryder Scott, as stated in their letter reports with respect thereto, and is incorporated by reference in reliance upon the authority of that firm as experts in these matters.

     A portion of the information incorporated by reference in this prospectus regarding the total proved reserves of Aquila Energy Resources Corporation acquired by Apache was prepared by Netherland, Sewell & Associates, Inc. as of December 31, 1994, as stated in their letter report, and is incorporated by reference in reliance upon the authority of that firm as experts in those matters. Netherland, Sewell did not review any of the reserves of Aquila acquired during 1995.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and accompanying prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                      Page
                                      -----
           Prospectus Supplement
Oil and Gas Terms...................    S-2
Prospectus Summary..................    S-3
Risk Factors........................    S-9
Use of Proceeds.....................   S-13
Capitalization......................   S-14
Price Range of Common Stock.........   S-15
Dividend Policy.....................   S-15
Validity of Securities..............   S-16
Experts.............................   S-16
Underwriting........................    U-1

                Prospectus
About This Prospectus...............      1
Where You Can Find More
  Information.......................      1
Apache Corporation..................      2
Ratios of Earnings to Fixed Charges
  and Ratios of Earnings to Combined
  Fixed Charges and Preferred Stock
  Dividends.........................      2
Use of Proceeds.....................      3
The Securities We May Offer.........      3
Description of Capital Stock........      4
Description of Depositary Shares....      9
Description of Debt Securities......     12
Book-Entry Securities...............     24
Plan of Distribution................     26
Legal Matters.......................     27
Experts.............................     27

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                               10,000,000 Shares

                           [APACHE CORPORATION LOGO]

                                  Common Stock
                             ----------------------
                             PROSPECTUS SUPPLEMENT
                             ----------------------

                              GOLDMAN, SACHS & CO.

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